UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kaleyra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483379202

(CUSIP Number)

Esse Effe S.p.A.

EFFE PI Società Semplice

Emilio Hirsch

41, Via Valeggio, Torino, Italy, 10129

(+39 02 288 5841)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Robert Stebbins

Willkie Farr & Gallagher LLP (US)

787 7th Ave, New York, NY 10019

(212) 728-8736

October 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483379202

1	Names of Reporting Persons Esse Effe S.p.A.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 483379202

1	Names of Reporting Persons EFFE PI Società Semplice
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 483379202

1	Names of Reporting Persons Emilio Hirsch
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2019, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 28, 2020 and Amendment No. 2 to Schedule 13D filed with the SEC on June 30, 2023 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

At the effective time (the “Effective Time”) of the Merger (as defined below in Item 6), in accordance with the terms and conditions set forth in the Merger Agreement (as defined below in Item 6), each share of Common Stock outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock that are held by the Company as treasury stock or owned by Parent (as defined below in Item 6) or any of its subsidiaries (including TC Delaware Technologies Inc., a Delaware corporation), or any shares of Company Common Stock as to which appraisal rights have been properly exercised in accordance with Delaware law), was automatically cancelled, extinguished and converted into the right to receive $7.25 in cash, without interest thereon.

In connection with the consummation of the Merger, each outstanding restricted stock unit (each a “Company RSU”) under the Company Stock Plan (as defined in the Merger Agreement) that was held by a non-employee director of the Company was vested prior to the Effective Time and as of the Effective Time was cancelled and converted solely into the right of the holder to receive an amount in cash (without interest) equal to (1) the total number of shares of Common Stock subject to such Company RSU prior to its vesting, multiplied by (2) $7.25, less applicable withholding taxes.

As a result of the transactions described above, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Items 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

As a result of the transactions described in Item 4, as of October 5, 2023, the Reporting Persons no longer beneficially own any shares of Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Common Stock.

(c)	Except for the transactions described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.

(d)	None.

(e)	As a result of the transactions described in Item 4, as of October 5, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2023

ESSE EFFE S.P.A.

By:	/s/ Emilio Hirsch
Name: Emilio Hirsch
Title: Director

EFFE PI SOCIETÀ SEMPLICE

By:	/s/ Emilio Hirsch
Name: Emilio Hirsch
Title: Managing Partner

EMILIO HIRSCH, INDIVIDUALLY

/s/ Emilio Hirsch
Emilio Hirsch